UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

____________________

Burcon NutraScience Corporation
(Exact name of Registrant as specified in its charter)

British Columbia	8731	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

1946 West Broadway
Vancouver, British Columbia, Canada V6J 1Z2
(604) 733-0896
(Address and telephone number of Registrant's principal executive offices)

____________________

DL Services Inc.

701 5th Avenue Suite 6100

Seattle, WA 98104

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares, without par value	BRCN	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes [X] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [  ] Yes      [  ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

EXPLANATORY NOTE

Burcon NutraScience Corporation (the "Company" or the "Registrant") is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant may contain "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements"). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words "believe", "plan", "intend", "estimate", "expect", "anticipate", "continue", or "potential", and similar expressions, as well as future or conditional verbs such as "will", "should", "would", and "could" often identify forward-looking statements. These statements reflect management's beliefs with respect to future events and are based on information available to management as of the respective dates set forth in the Exhibits incorporated by reference into this Registration Statement, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant's Annual Information Form for the year ended March 31, 2020, attached hereto as Exhibit 99.10.

The Registrant and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Registrant believes that the expectations reflected in the forward-looking statements were reasonable as of the time such forward-looking statements were made, it can give no assurance that such expectations will prove to have been correct. The Registrant and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.46 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(5) of Form 40-F, the Company hereby incorporates by reference Exhibit 99.47 through Exhibit 99.48, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.49, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading "Description of Capital Structure" in the Registrant's Annual Information Form for the year ended March 31, 2020, attached hereto as Exhibit 99.10.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2020, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.4187.

CONTRACTUAL OBLIGATIONS

The following table lists, as of March 31, 2020, information with respect to the Registrant's known contractual obligations (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations[1]	8,404	569	7,835	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	30	23	7	-	-
Purchase Obligations	47	47	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	8,481	639	7,842	-	-

1 Long-Term Debt Obligations relate to the Company’s convertible debentures. The payments include principal and interest due if the principal amount outstanding at March 31, 2020 remained outstanding for the periods shown.

NASDAQ STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

As a Canadian corporation listed on the NASDAQ, we are not required to comply with most of the NASDAQ's corporate governance standards, and instead may comply with Canadian corporate governance practices. However, we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NASDAQ. These significant differences are disclosed on our website at https://burcon.ca/investors/governance/. Except as disclosed on our website, we are in compliance with the NASDAQ corporate governance standards in all significant respects.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Burcon NutraScience Corporation

	By:	/s/ Johann F. Tergesen
Name: Johann F. Tergesen
Date: May 14, 2021		Title: President & CEO

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	News Release dated May 4, 2020

99.2	Letter Agreement dated April 21, 2020 between the Burcon NutraScience Corporation, Merit Functional Foods Corporation, RBT Holdco Ltd. And 10039406 Manitoba Ltd.

99.3	Guarantee dated April 24, 2020 between Burcon NutraScience Corporation and Export Development Canada

99.4	Guarantee dated April 24, 2020 between Burcon NutraScience Corporation and Export Development Canada

99.5	News Release dated June 22, 2020

99.6	Consolidated Financial Statements of Burcon NutraScience Corporation for the years ended March 31, 2020 and 2019

99.7	Management's Discussion and Analysis of Burcon NutraScience Corporation for the years ended March 31, 2020 and 2019

99.8	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated June 29, 2020

99.9	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated June 29, 2020

99.10	Annual Information Form of Burcon NutraScience Corporation for the year ended March 31, 2020

99.11	News Release dated June 29, 2020

99.12	Notice of Meeting of Shareholders dated July 3, 2020

99.13	News Release dated July 6, 2020

99.14	Notice of Meeting of Shareholders dated July 30, 2020

99.15	Management Information Circular of Burcon NutraScience Corporation dated July 30, 2020

99.16	Form of Proxy for Meeting to be held on September 17, 2020

99.17	Voting Instruction Form for Meeting of Shareholders to be held on September 17, 2020

99.18	News Release dated August 10, 2020

99.19	Unaudited Condensed Consolidated Interim Financial Statements of Burcon NutraScience Corporation for the three months ended June 30, 2020 and 2019

99.20	Management's Discussion and Analysis of Burcon NutraScience Corporation for the three months ended June 30, 2020 and 2019

99.21	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated August 14, 2020

99.22	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated August 14, 2020

99.23	Material Change Report dated August 17, 2020

99.24

Repayable Contribution Agreement dated effective February 24, 2020 for the Agriinnovate Program dated between Her Majesty the Queen in Right of Canada, Merit Functional Foods Corporation, 11410083 Canada Ltd., Burcon NutraScience Holdings Corp., RBT Holdco Ltd. and 10039406 Manitoba Ltd.

Exhibit	Description

99.25	Termination of License and Production Agreement dated August 7, 2020 between Burcon NutraScience Corporation and Burcon NutraScience (MB) Corp. and Archer-Daniels-Midland Company

99.26	News Release dated August 27, 2020

99.27	News Release dated September 2, 2020

99.28	Material Change Report dated September 4, 2020

99.29

Amended and Restated Unanimous Shareholders Agreement dated August 27, 2020 among Burcon NutraScience Holdings Corp., Tirem Holdings Inc., Merit Functional Foods Corporation and Tirem Holdings Limited Partnership, by its general partner Tirem Holdings GP Inc., Burcon NutraScience Corporation and certain other parties

99.30	Amended and Restated License and Production Agreement dated August 27, 2020 between Burcon NutraScience Corporation, Burcon NutraScience (MB) Corp. and Merit Functional Foods Corporation

99.31	News Release dated September 18, 2020

99.32	Report of Voting Results of the Annual Meeting of Shareholders held on September 17, 2020

99.33	Unaudited Condensed Consolidated Interim Financial Statements of Burcon NutraScience Corporation for the three and six months ended September 30, 2020 and 2019

99.34	Management's Discussion and Analysis of Burcon NutraScience Corporation for the three and six months ended September 30, 2020 and 2019

99.35	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated November 16, 2020

99.36	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated November 16, 2020

99.37	News Release dated December 7, 2020

99.38	News Release dated January 29, 2021

99.39	News Release dated February 9, 2021

99.40	Unaudited Condensed Consolidated Interim Financial Statements of Burcon NutraScience Corporation for the three and nine months ended December 31, 2020 and 2019

99.41	Management's Discussion and Analysis of Burcon NutraScience Corporation for the three and nine months ended December 31, 2020 and 2019

99.42	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated February 16, 2021

99.43	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated February 16, 2021

99.44	News Release dated February 16, 2021

99.45	News Release dated March 4, 2021

99.46	News Release dated April 12, 2021

99.47	Certificate of Continuation of Registrant

99.48	Articles of Registrant

99.49	Consent of PricewaterhouseCoopers LLP